[Letterhead]

September 21, 2007

Ms. Ellie Quarles
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:    Southern Union Company
        Definitive 14A
Filed March 27, 2007
File No. 1-06407

Dear Ms. Quarles:

This letter responds to the comments Southern Union Company (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) by letter dated August 21, 2007 regarding the above-referenced filing.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the SEC’s corresponding comment.

SEC Comment #1.  Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please discuss whether the chief executive officer works with the board of directors or the compensation committee in establishing measures, targets and similar items that affect his compensation and whether the chief executive officer retains the ability to call compensation committee meetings or meet with the consultants on an individual basis.

Company Response:

As noted in our proxy statement, the Compensation Committee has the direct responsibility to determine and approve the compensation of the Named Executive Officers. The Compensation Committee has historically consulted, and expects to continue to consult, with the chief executive officer and senior management, as well as external compensation consultants, in the exercise of its duties. Notwithstanding such consultation, the Compensation Committee retains absolute discretion over all compensation decisions with respect to Named Executive Officers.

In general, at the Compensation Committee’s request, the chief executive officer may:

a) discuss the competitive benchmarking data prepared by the Compensation Committee’s external compensation advisor with respect to the other Named Executive Officers;

Ms. Ellie Quarles
September 21, 2007

     (b) consult with the Compensation Committee on performance measures, target goals and short-term incentive awards applicable to the other Named Executive Officers under the Company’s Annual Incentive Plan;1

(c) review the rationale and guidelines for the Company’s annual long-term incentive program and recommend grant structure and awards for the other Named Executive Officers to the Compensation Committee; and

d) provide information to the Compensation Committee regarding the job performance and overall responsibilities of the other Named Executive Officers.

From time to time, the members of the Compensation Committee may also elicit input from members of senior management, including the Named Executive Officers, regarding compensation of other Senior Executives and may also consult with other independent directors of the Company.

The compensation of the chief executive officer is reviewed and determined solely by the Compensation Committee with the assistance of its external compensation advisor. The compensation of the chief executive officer is based on factors similar to those utilized for the other Named Executive Officers, but encompasses additional strategic, operational and financial goals deemed appropriate by the Compensation Committee.

The chief executive officer does not possess the right to call a meeting of the Compensation Committee, but the Compensation Committee would likely convene a meeting at his request. The chief executive officer may request a meeting with the Compensation Committee’s external compensation advisor at any time.

The Company will provide the foregoing additional information in its 2008 CD&A.

SEC Comment #2.  We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, bonus and non-equity incentive plan compensation awarded to Mr. Lindemann were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

1 For 2006, with the exception of the chief executive officer, who participated in the Amended and Restated Executive Incentive Bonus Plan, and the senior executive vice president, who was not a participant in either the Company’s Annual Incentive Plan or the Amended and Restated Executive Incentive Bonus Plan for 2006, each of the other Named Executive Officers participated on the same performance measures and target goals as other Senior Executives under the Company’s Annual Incentive Plan.

Ms. Ellie Quarles
September 21, 2007

    Company Response:

The differences between the base salary of Mr. Lindemann and the other Named Executive Officers are caused by a variety of factors, including Mr. Lindemann’s role as chairman and chief executive officer, his unique role as primary architect of the Company’s strategic vision, as well as his responsibility for achievement of the Company’s operational goals.

As disclosed in our proxy statement, Mr. Lindemann did not receive a base salary adjustment in 2006 and his non-equity incentive plan compensation as a percentage of base salary was the same as, or consistent with, the percentages paid to the other Named Executive Officers eligible to receive non-equity incentive plan compensation. Moreover, Mr. Lindemann did not participate in the Company’s long-term incentive compensation program in 2006; in fact, Mr. Lindemann has not received a long-term incentive grant award since December 1999. This decision has historically been based on Mr. Lindemann’s significant equity holdings in the Company and a determination that such grants are unnecessary to ensure alignment with stockholder interests.

With respect to the one-time transactional bonus paid to Mr. Lindemann in 2006, the Company’s proxy statement noted that the Compensation Committee, upon consultation with the Company’s other independent directors and the Compensation Committee’s external compensation advisor, authorized the bonus to Mr. Lindemann in recognition of the successful completion of a series of transactions critical to the Company’s transformation into a diversified natural gas company. The transactional bonus paid to Mr. Lindemann was the direct result of his strategic vision and direct oversight of the Company’s on-going transformation into a higher return business, with significant growth opportunities in the natural gas gathering, processing and transportation businesses. It is not expected that such a bonus will be a recurring feature of Mr. Lindemann’s short-term incentive compensation.

In the future, the Company will be mindful to more fully explain significant differences in the amounts of compensation awarded to the chief executive officer and the other Named Executive Officers, as appropriate.

SEC Comment #3. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response:

As outlined in the Company’s proxy statement, the Compensation Committee believes that the performance on which the Named Executive Officers’ compensation is based should be assessed on an annual basis and over a longer period of time to ensure that their work supports both the Company's current and long-term strategic objectives. Therefore, compensation decisions take into account a variety of factors, including the Company's operating and financial performance as well as a subjective evaluation of each Named Executive Officer’s current performance (including his or her contributions to the Company's strategic objectives), past contributions and future potential.

Ms. Ellie Quarles
September 21, 2007

The Company does not use a formula to value individual performance and contributions of Named Executive Officers, but instead considers a range of performance and contribution criteria, along with external benchmarking, overall role and responsibilities and internal equity.

The individual performance and contribution criteria may include:

• work ethic;
• job knowledge/technical skills;
• achievement of financial metrics (EPS, EBIT and budget);
• achievement of defined operational goals;
• achievement of strategic aims and targets;
• achievement and contribution to special projects and transactions;
• advancement in role/responsibility;
• management of personnel/department;
• problem analysis and mitigation;
• utilization of human capital and material resources;
• initiation of, and response to, change, crisis and deadlines;
• management of the Company’s risk profile;
• planning and organizational ability;
• key decision-making;
• time management;
• communication and team development; and
• personal actions and a positive attitude.

The Company will provide the foregoing additional information in its 2008 CD&A.

SEC Comment #4. You indicate that the compensation committee evaluates total rewards for the named executive officers by reviewing tally sheets. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation program is implemented. For example, discuss whether the compensation committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information. Further, you state that you consider the middle half of the peer group benchmarks in total compensation. Please disclose whether actual compensation awarded was at the level you considered and, if not, explain why it was outside of the range.

Ms. Ellie Quarles
September 21, 2007

    Company Response:

As noted in the Company’s proxy statement, the Compensation Committee directed the preparation of detailed “tally sheets” for approximately ten of the Company’s most senior officers, including each of the Named Executive Officers. The tally sheets included:

•	A summation of total annual compensation, including salary, cash incentive bonus, stock awards, benefits and perquisites;
•	A review of total outstanding share-based awards, both vested and unvested; and
•	Current estimates of Company liabilities under various termination scenarios.

In general, the tally sheets were an informational tool designed to provide the Compensation Committee with full detail concerning each element of compensation awarded to its most senior officers to provide an evaluation of internal equity, focus on the impact of changes to individual compensation items on the total compensation package, provide information on each Senior Executive’s ownership stake in the Company and to note any accelerated payments or vesting rights upon termination or a change of control. The Compensation Committee did not directly use the tally sheets as a basis to determine or modify the compensation of the Named Executive Officers.

In its compensation philosophy and strategy set forth in the proxy statement, the Company noted that it sought competitive compensation structures and opportunities within the Company’s targeted labor markets, focused on mid-range compensation levels as measured among peer group organizations, with adjustments from mid-range to support Company objectives. Both the 2006 scheduled and the 2006 actual base compensation and short- and long-term incentives of the Named Executive Officers, with the exception of Mr. Lindemann, were within or, as to some Named Executive Officers, below the middle half of their respective energy peer group benchmarks. Absent Mr. Lindemann’s transaction bonus, which was viewed by the Compensation Committee as a one-time event, Mr. Lindemann’s compensation also fell within the middle half of his energy industry peer group. Since Mr. Herschmann was not an employee of the Company in 2006, he was not included in the benchmarking study. Mr. Herschmann will be included in future benchmarking studies.

SEC Comment #5. To the extent you have benchmarked different elements of your compensation against the general industry database, please identify those companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:

As discussed in the Company’s proxy statement, in 2006, the Compensation Committee undertook an extensive benchmarking exercise with the assistance of its external compensation advisor and internal resources. At the request of the Compensation Committee, the Compensation Committee’s external compensation advisor compared “total compensation” (base salary, short-term incentives and long-term incentives), both as to amount and form, for Company officer positions within the energy industry.

Ms. Ellie Quarles
September 21, 2007

    In addition to benchmarking against specified companies in the energy industry, which companies were disclosed in the proxy statement, the external compensation advisor also provided the Company with information from its general industry database, focusing on companies with annual revenues comparable to those of the Company. The companies used for this general industry review were as follows:

• Alberto-Culver Company • Alliant Techsystems Inc. • BorgWarner Inc. • Briggs & Stratton Corp • Brightpoint, Inc. • Chicago Bridge and Iron Company • Del Monte Foods Co.	• Ecolab Inc. • Engelhard Corporation. • Foster Wheeler Corp • Goodrich Corporation • Martin Marietta Materials, Inc. • McCormick & Company, Inc.	• The Mosaic Corporation • Nalco Company • Polaris Industries Inc. • Ryerson, Inc. • Vulcan Materials Company • W.R. Grace & Co.

The Company will include a listing of all peer group companies used in the “total compensation” benchmarking for next year’s proxy statement.

SEC Comment #6. Provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Also disclose whether the compensation consultant determines or recommends the amount or form of executive and director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

Company Response:

In its proxy statement, the Company described the engagement of Hewitt Associates LLC (“Hewitt”) as the Compensation Committee’s external advisor for 2006. Hewitt’s primary task was the performance of a benchmarking study assessing the following components of the Company’s compensation program:

Ms. Ellie Quarles
September 21, 2007

Segment	Assessment Components	Basis of Comparison
Executive Compensation	• Cash compensation • Bonus measures and targets • Stock grants and long-term performance compensation • Prevalence of supplemental benefits, key perquisites and employment agreements	• Individual valuations of approximately 50 executive positions • Each executive role compared to a comparable role at peer organizations
Board of Director Compensation	• Retainers • Meeting fees • Equity compensation	• Average director compensation at Southern Union and each peer organization based on reported programs, Committee participation and number of meetings
Broad-based Cash Compensation	• Salary and bonus benchmarking • Industry and geographic differentials • Salary grades and structure
•  Audit of Southern Union’s benchmarking methodology and results (based on available survey data from peer organizations)
•  Grades and structure recommendations based on outcomes of survey data assessment and executive interviews

Broad-based Employee Benefits	• Retirement (DB, DC) • Health care (active, retired) • Financial security (life, disability) • Time off, other welfare programs	• Relative valuation of ten Southern Union benefit programs against the programs at selected peer organizations, using common demographic and actuarial assumptions

In addition to the benchmarking study results, Hewitt provided a prioritized list of recommendations, which were designed to improve the competitiveness of the Company’s compensation programs and their alignment with the Company’s stated business strategy. Hewitt also provided additional executive compensation advisory services throughout the year, including additional competitive market pay analyses, updates on current trends in compensation, plan design advice, and compensation advisory support for legal, regulatory and accounting concerns, including participation in the preparation of the Company’s 2007 CD&A.

While Hewitt did not make any specific compensation determinations with respect to the Named Executives Officers, Hewitt did: (1) recommend ranges and grades of compensation as part of the benchmarking study, (2) advise the Compensation Committee on specific compensation actions with respect to the Named Executive Officers, including in respect of the transactional bonuses, (3) make a recommendation with respect to value ranges of long-term incentive grants as well as the form of such equity compensation, and (4) recommend areas of review for the Company’s benefit programs.

The Compensation Committee also engaged Hewitt to conduct a full director compensation benchmarking study to evaluate the compensation received by Company directors as compared to directors of energy industry peer group companies as well as directors of general industry peer group companies.

Ms. Ellie Quarles
September 21, 2007

    The Company notes that Hewitt was engaged by, and reports directly to, the Compensation Committee. Both Hewitt and the Compensation Committee acknowledged that, in order to perform the services requested by the Committee, Hewitt would need to obtain information and data from, and otherwise interact with, management. Management did not, however, direct Hewitt’s activities and any additional services to be performed by Hewitt at management’s suggestion were subject to the approval of the Compensation Committee.

The Company will include the foregoing disclosure concerning Hewitt’s role during 2007 in the 2008 proxy statement.

SEC Comment #7. Please disclose the financial performance-related factors for the annual incentive plan for 2006 and those financial performance goals tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent that disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Company Response:

In its proxy statement, the Company noted that, with the exception of Messrs. Lindemann and Herschmann, the Named Executive Officers participate in the Southern Union Company Annual Incentive Plan. As part of the Annual Incentive Plan, the Compensation Committee approves separate annual financial performance thresholds for corporate employees and employees of each business segment as the basis for funding bonus pools.

For 2006, the Named Executive Officers, excluding Messrs. Lindemann, Herschmann and Bond, had a plan Company EPS target of $1.78 with a stretch EPS target of $1.80 for eligibility for a 100% bonus target payout. The EPS target with respect to the 100% bonus payout was subsequently adjusted to $1.40 by the Compensation Committee to give effect to the impact of the classification, for 2006, of certain of the Company’s business units as discontinued operations. With respect to Mr. Bond, 50% of his bonus opportunity was tied to the Company EPS target and the remaining 50% was tied to the EBIT performance target of the Company’s Panhandle Energy business unit. For 2006, Panhandle Energy had a plan EBIT target of $447,613,000 and a stretch EBIT target of $450,000,000. Messrs. Bond and Marshall and Ms. Edwards had bonus percentage targets of 50% of base salary; Ms. Gaudiosi had a bonus percentage target of 45% of base salary.

After giving effect to the impact of discontinued operations, the Company achieved and reported EPS of $1.70 from continuing operations for 2006. However, for purposes of evaluating the Annual Incentive Plan targets, the Compensation Committee exercised its discretion to exclude the effect of certain one-time non-recurring items for 2006. These adjustments resulted in EPS of $1.37 or a payout of 97.8% of the corporate target bonuses for purposes of the Annual Incentive Plan. After giving effect to the one-time adjustments, Panhandle Energy achieved EBIT of $488,828,000 or 111.5% of targeted EBIT resulting in the maximum payout of 120% of target bonuses. After giving effect to the foregoing, Mr. Bond received payment of his full target of 50% of base salary or $250,000 based on his combined corporate and Panhandle Energy performance metrics. Mr. Marshall received a bonus payment of $144,000 or 48.81% of his annual base salary and Ms. Gaudiosi received a bonus payment of $157,483 or 42% of her annual base salary. Due to her resignation prior to the payment of bonuses under the incentive plan, Ms. Edwards was ineligible to receive a bonus payment for the Company’s fiscal year ended December 31, 2006.

Ms. Ellie Quarles
September 21, 2007

For 2007, the Compensation Committee has approved a Company plan EPS target with a stretch EPS target for eligibility for a 100% bonus target payout. Eligibility for threshold payments of 50% of bonus target will be achieved at 90% of the stretch EPS target and eligibility for the maximum payout of 120% of bonus target will be achieved at an EPS of 110% of the stretch EPS goal. With respect to Panhandle Energy, for 2007, the Compensation Committee has approved a plan EBIT with a stretch EBIT target for eligibility for a 100% bonus target payout. Eligibility for threshold payments of 50% of bonus target will be achieved at 90% of the stretch EBIT target and eligibility for the maximum payout of 120% of bonus target will be achieved at 110% of the stretch EBIT target. Both the EPS and EBIT targets for 2007 under the Annual Incentive Plan are in the range of, and generally consistent with, the guidance set forth in the Company’s Strategic Plan and Outlook for 2007 filed with the SEC on Form 8-K on February 28, 2007. Notwithstanding achievement of the foregoing financial performance targets, the Compensation Committee retains discretion over the ultimate bonus awards and the amounts thereof. In the exercise of this discretion, the Compensation Committee may apply certain individual performance and contribution factors (including those outlined in Response #4 above) for each of the eligible Named Executive Officers when making bonus award determinations.

In 2006, Mr. Lindemann participated in the Company’s Amended and Restated Executive Incentive Bonus Plan. Cash and equity bonuses paid in accordance with such plan, which limit quarterly payments to not more than 3.0% of Consolidated Net Income (as defined in the plan) and annual payments to not more than 1.5% of Consolidated Net Income, are intended to constitute “qualified performance-based compensation” for purposes of Internal Revenue Code Section 162(m), such that awards thereunder are not subject to the $1 million limit on deductibility. For 2006, Mr. Lindemann’s bonus target payout was $750,000 or 50% of his base compensation. For 2006, the Compensation Committee set a Consolidated Net Income goal of $50 million for Mr. Lindemann. In addition, the plan provides for significant discretion to the Compensation Committee to approve or disapprove a bonus award even if the Consolidated Net Income target is achieved. As part of its review, the Compensation Committee considers additional factors and goals related to Company strategic, operational and financial performance, achievement of which are determinative in the evaluation of whether to award a bonus payment to Mr. Lindemann. For 2006, the Compensation Committee set goals for Mr. Lindemann with respect to the Company’s EPS, completion of the sales of the Pennsylvania and Rhode Island divisions, maintaining investment grade status, continued advancement of defined growth projects at expected rates of return and completion of a permanent financing structure for the acquisition of Southern Union Gas Services. In 2006, the Compensation Committee determined that Mr. Lindemann had achieved not only the Consolidated Net Income goal but also satisfied the strategic, operational and financial goals set by the Compensation Committee.

Ms. Ellie Quarles
September 21, 2007

For 2007, the Compensation Committee has approved the participation of both Messrs. Lindemann and Herschmann in the Company’s Amended and Restated Executive Incentive Bonus Plan. Each of Messrs. Lindemann and Herschmann has a target bonus payout equal to 200% of his applicable 2007 base salary. For 2007, the Compensation Committee set a Consolidated Net Income goal of $50 million for each of Messrs. Lindemann and Herschmann. In addition, the Compensation Committee has informed Messrs. Lindemann and Herschmann of certain strategic, operational and financial goals that it will evaluate as part of its bonus decision, including achievement of goals set forth in the Company’s Strategic Plan and Outlook for 2007 filed with the SEC on Form 8-K on February 28, 2007.

The Company will provide the foregoing additional information in its 2008 CD&A.

SEC Comment #8. Please explain how you determine the amount (and, where applicable, the formula) for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. Please discuss why the compensation committee chooses to issue restricted units versus stock appreciation rights and other types of long-term incentive awards. Please discuss any performance measures that must be satisfied for the awards to vest or any time-based vesting requirements.

Company Response:

In its proxy statement, the Company identified the following elements of its compensation program: base salary, short-term incentive, long-term incentive and benefits. The Company also provided detailed information concerning its compensation philosophy and strategy and the application of its compensation programs to the Named Executive Officers. The Company noted that, with the exception of the targeted performance elements of its short-term incentive program, its compensation programs are not formula driven.

The Company stated, in its proxy statement, that the Compensation Committee believed that the combination of restricted units and SARs provided the most simple and effective combination of retention incentive, stock performance incentive and stockholder alignment available at that time. The December 2006 long-term incentive awards represented the culmination of an extended review of the Company’s long-term incentive programs by the Compensation Committee and its external compensation advisor. In making the grants, the Company determined that, for its Named Executive Officers, grants utilizing a combination of vehicles to deliver long-term incentive compensation reflected the prevalent trends within its energy industry peer group and offered a balance of performance and retention incentive. In addition, the award vehicles chosen by the Compensation Committee took into consideration the varying accounting, tax and regulatory impacts associated with long-term incentive compensation.

Ms. Ellie Quarles
September 21, 2007

The December 2006 awards contain time-based vesting requirements and will vest in equal installments over a three-year period.

The Compensation Committee will continue to monitor and consider the types of awards, vesting requirements, eligible employee pool and applicable accounting, tax and regulatory impacts of long-term incentive awards on an annual basis.

SEC Comment #9. Please include all named executive officers in this table and the non-qualified deferred compensation table. See Items 402(g) and (i) of Regulation S-K.

Company Response:

Named Executive Officers not listed on either the Option Exercises and Stock Vested Table or the Non-Qualified Deferred Compensation Table did not exercise any options, did not have any stock vest and/or did not participate in the Company’s non-qualified deferred compensation plan in 2006.

The Company will implement the requested change in future proxy statements.

SEC Comment #10. Under the non-qualified supplemental retirement plan, named executive officers may invest in your common stock and publicly available mutual funds. Please consider Item 402(i)(3)(ii) of Regulation S-K when drafting corresponding disclosure.

Company Response:

As discussed in the proxy statement, the Company sponsors the Southern Union Company Amended Supplemental Deferred Compensation Plan, which is a non-qualified supplemental retirement plan to which certain executives, including Named Executive Officers, may defer all or a portion of their base salary and cash bonus compensation.

In its comment letter, the SEC refers the Company to Item 402(i)(3)(ii) of Regulation S-K, which directs the registrant to disclose measures for the calculation of interest or other plan earnings and/or quantifying interest rates or other earnings measures over the last fiscal year. In response, the Company notes that executives, including Named Executive Officers, who make deferral elections under the non-qualified supplemental retirement plan are not entitled to receive payments of cash interest from the Company. Moreover, deferrals may only be invested in Company stock or available mutual funds for which earnings are calculated on a market value basis. The value of the deferrals is calculated and available to the participating executives daily based on that day’s market price for Company stock or the publicly available mutual fund shares.

The Company will consider Item 402(i)(3)(ii) of Regulation S-K in the 2008 proxy statement.

SEC Comment #11. Please include the definition of “change of control.”

Ms. Ellie Quarles
September 21, 2007

Company Response:

As noted in the Company’s proxy statement, the only Named Executive Officer with a change of control agreement was Ms. Edwards. At the time of the filing of the proxy statement, Ms. Edwards was no longer an employee of Southern Union.

In Ms. Edwards’ change of control agreement, the term “change of control” was defined as follows:

"Change of Control" shall mean the closing of a transaction pursuant to which all or substantially all of the assets or stock of the Company are sold or otherwise transferred to an Independent Third Party. "Independent Third Party" means any entity, other than the Company or any affiliate of the Company.

For purposes of the applicable Company stock plans, the Company’s Second Amended and Restated 2003 Stock and Incentive Plan defines a “Change of Control” as follows:

(a) Any "person" (defined as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), or more than one person acting as a group (as defined in paragraph (c) below), (i) becomes the beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's outstanding Voting Securities or (ii) notwithstanding the occurrence of a Change of Control pursuant to Section [(a)(i)], acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of securities of the Company representing thirty five percent (35%) or more of the combined voting power of the Company's outstanding Voting Securities;

(b) There is a change in the composition of the Board of Directors over a period of twelve (12) consecutive months or less such that a majority of the members of the Board of Directors (rounded up to the nearest whole number) cease to be individuals who either (x) have been members of the Board of Directors continuously since the beginning of such period or (y) have been elected or nominated for election as members of the Board of Directors during such period by at least two-thirds (2/3) of the members of the Board of Directors described in clause (x) who were still in office at the time such election or nomination was approved by the Board of Directors; or

(c)  The sale of all or substantially all of the assets of the Company or any merger, consolidation, issuance of securities or purchase of assets, the results of which merger, consolidation, issuance of securities or purchase is the occurrence of any event described in clause (a) or (b) above. Notwithstanding anything to the contrary contained herein, no Change in Control shall be considered to occur where there is a transfer of all or substantially all of the assets of the Company to (i) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock; (ii) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company; (iii) a person, or more than one person acting as a group, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company; or (iv) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii).

Ms. Ellie Quarles
September 21, 2007

                       For purposes of this definition of Change in Control, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of  assets, or similar business transaction with the Company. It is intended that the Change in Control events described in this definition meet the requirements for a "Change in Control Event" as described in Notice 2005-1, as such requirements may be modified from time to time by further IRS guidance under Section 409A, and the term "Change in Control" shall be interpreted and applied for all purposes of this Plan in a manner consistent with such intent.

The Company’s 1992 Long-Term Stock Incentive Plan, as amended, provides as follows:

For purposes of the Plan, a "change in control” of the Company occurs if: (a) any "person" (defined as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act, as amended) other than a "person" who together with all members of such person's family as of the Effective Date was the beneficial owner, directly or indirectly, of twenty-five percent (25%) or more of the Company's Common Stock, is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's outstanding securities then entitled to vote for the election of directors; (b) there is a change in the composition of the Board over a period of twenty-four (24) consecutive months or less such that a majority of the Board members (rounded up to the next whole number) cease, by reason of one or more proxy contests for the election of Board members, to be comprised of individuals who either (x) have been Board members continuously since the beginning of such period or (y) have been elected or nominated for election as Board members during such period by at least two-thirds of the Board members described in clause (x) who were still in office at the time such election or nomination was approved by the Board; or (c) the shareholders shall approve the sale of all or substantially all of the assets of the Company or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in clause (a) or (b) above.

Ms. Ellie Quarles
September 21, 2007

The Savings Plan does not define the term “change of control.” The Company assumed for purposes of the proxy statement that, upon a change of control, the Company would elect to terminate the 401(k) savings plan. In the event of the termination of the 401(k) savings plan, all unvested amounts would immediately become vested and nonforfeitable.

For the 2008 proxy statement, the Company will indicate that the definition of change of control is determined by the context and specific governing documents, provide examples of relevant factors and direct shareholders to the relevant plan definitions.

Conclusion:

In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and
•	it may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments, please do not hesitate to contact me at (713) 989-7816.

Very truly yours,

/s/Robert M. Kerrigan, III
Robert M. Kerrigan, III

cc:	Mr. George L. Lindemann
Mr. George Rountree, III
Mr. Richard N. Marshall